March 18, 2008

Mr. John Cash, Branch Chief

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street N.E.

Washington, DC 20549-5546

Re: Ethan Allen Interiors, Inc.

Form 10-K for the fiscal year ended June 30, 2007
Definitive Proxy Statement for 2007 Annual Meeting for Stockholders

File No. 1-11692

Dear Mr. Cash:

In the attached responses to your letter dated February 26, 2008, we have noted your original comments below followed by our response to facilitate the review process. Further, in providing the attached responses, we hereby acknowledge the following:

     •       the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

     •       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     •       the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information that Ethan Allen provides to the Staff of the Division of Corporation Finance in your review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.

Should you have any additional questions or require further information please contact me directly at (203) 743-8305.

Sincerely,

/s/David R. Callen
David R. Callen
Vice President Finance & Treasurer

Annual Report on Form 10-K for fiscal year ended June 30, 2007

Item 1. Business, page 13

1.     We note your risk factor that your manufacturing operations are subject to increasingly stringent environmental requirements. If material, please disclose in future filings the estimated capital expenditures for environmental control facilities. See Item 101(c)(1)(xii) of Regulations S-K

Response:     To date, our capital expenditures for environmental control facility matters have not been material, nor do we believe that our currently anticipated capital expenditures for environmental control facility matters are material, in the context of our business. We have noted your comment and if our capital expenditures for environmental control facility matters become material in the future, we will make appropriate disclosures in accordance with Item 101(c)(1)(xii) of Regulation S-K.

Definitive Proxy Statement for 2007 Annual Meeting of Stockholders

General

2.     In future filings, please discuss your policies and procedures regarding transactions with related persons, consistent with the requirements of Item 404(b) of Regulation S-K. For example, please discuss the types of transactions that are covered and state whether the policies and procedures are in writing or how else they are evidenced.

Response:     We have noted your comment and, where applicable, will include responsive disclosure in future filings.

Compensation Committee, page 12

Compensation Discussion and Analysis, page 12

3.     In future filings, please discuss your president’s role in the compensation-setting process and clearly state who made the compensation decisions you refer to throughout your compensation discussion and analysis. For example, you disclose that the duties of the Compensation Committee include considering the Principal Executive Officer’s recommendations as to incentive compensation for other executives. Disclose whether the compensation committee approved the PEO’s recommendations for salary, bonus and option awards or discuss the extent to which the committee determined to pay or award compensation other than recommended.

Response:     We have noted your comment and, where applicable, will include responsive disclosure in future filings.

4.     Since you refer to compensation practices of other similarly sized retail businesses, in future filings please include the benchmarking information called for by Item 402(b)(2)(xiv) of Regulation S-K.

Response:     We have noted your comment and, where applicable, will include responsive disclosure in future filings.

5.     In future filings, please analyze in more detail how individual roles and performance factor in to the compensation amounts you disclose. For example, clarify the extent to which listed performance goals and objectives for each officer are measured objectively, or whether the committee uses discretion to determine whether those goals and objectives have been met.

Response:     We have noted your comment and, where applicable, will include responsive disclosure in future filings.

Cash Bonus, page 16

6.     In future filings, please describe in greater detail how the cash available in the Bonus Program is calculated.

Response:     We have noted your comment and, where applicable, will include responsive disclosure in future filings.

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